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FOR IMMEDIATE RELEASE


               PEARSON PLC ANNOUNCES COMPLETION OF ACQUISITION
                     OF ALL AMERICAN COMMUNICATIONS, INC.

London, England (November 10, 1997) - Pearson plc (London Stock Exchange: PSON) today announced the completion of its acquisition of All American Communications, Inc. by the merger of Pearson's wholly owned subsidiary, Pearson Merger Company, Inc. with and into All American. As previously announced, Pearson Merger Company, Inc. acquired approximately 97% of the outstanding shares of All American in a tender offer which expired on November 4, 1997. Pursuant to the merger, All American has become a wholly owned subsidiary of Pearson and each share of All American not previously purchased in the tender offer, other than shares held by Pearson or its subsidiaries, by All American in its treasury and by stockholders who exercise dissenters rights under Delaware law, was converted into the right to receive $25.50 in cash.

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